June 18, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oral Comments Received on June 4, 2010
Brasil Telecom S.A.
Form 20-F/A for Fiscal Year Ended December 31, 2008
Filed August 7, 2009

Form 6-K/A
Furnished October 19, 2009
File No. 1-15256

Dear Mr. Spirgel:

As discussed on June 4, 2010 between our counsel, Mark Bagnall of White & Case LLP, and Senior Staff Accountant Melissa Hauber of the Securities and Exchange Commission (the “Commission”), the staff (the “Staff”) of the Commission requested additional clarification to certain responses provided by Brasil Telecom S.A. (the “Company”) in a letter dated May 17, 2010, which responded to certain comments by the Staff of the Commission on the Form 20-F/A filed on August 7, 2009 (the “2008 Form 20-F/A”) and the Form 6-K/A furnished on October 19, 2009 (the “Form 6-K/A”) by the Company. This letter provides the Company’s responses to the Staff’s comments. For your convenience, the Company has stated its understanding of the questions posed and have provided responses immediately below the questions.

1.	Please confirm that the waivers received by the Company from JBIC with respect to the covenant breaches as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010 have no termination or expiration date.

The Company advises the Staff that none of the waivers that it has received from JBIC for the covenant defaults that occurred as of June 30, 2009, September 30, 2009, December 31, 2009 or March 31, 2010 has a termination date or otherwise expires by its terms.

2.	Please explain the calculation of the ratios contained in the covenants of the JBIC loan agreement and the basis for the Company’s belief that it will not violate these covenants as of June 30, 2010 or any subsequent measurement date.

Under the Loan Agreement, dated as of March 24, 2004, between the Company, Sumitomo Mitsui Banking Corporation, as Agent and Collection Agent, and the financial institutions named therein, which the Company refers to as the JBIC Loan Agreement, the Company’s Interest Coverage Ratio (as defined therein) on each Quarterly Date (as defined therein) for the four fiscal quarters ended on or immediately prior to such Quarterly Date must not be less than 2.25:1.

Under the JBIC Loan Agreement:

(a)	a Quarterly Date is defined as the last day of March, June, September and December in each year; provided that if any such day is not a business day, then such Quarterly Date shall be the next preceding business day;

(b)	Interest Coverage Ratio is defined as of any date as (1) EBITDA for the period of four fiscal quarters ending on or most recently ended prior to such date, to (2) Financial Expenses for the period of four fiscal quarters ending on or most recently ended prior to such date;

(c)	EBITDA is defined for any period as the sum of the following (determined on a consolidated basis without duplication in accordance with generally accepted accounting principles in effect in Brazil consistently applied (“Brazilian GAAP”)): (1) operating profit of the Company plus (2) Financial Expenses of the Company plus (3) depreciation and amortization of the Company, minus amortization of negative goodwill of the Company, as provided in section 1.7.7 of Comissão de Valores Mobiliários - CVM´s Ofício-Circular CVM/SNC/SEP No. 01/2004, dated January 19, 2004;

(d)	Financial Expenses is defined for any period, the sum of all interest and other financial expense of the Company, as determined in accordance with Brazilian GAAP and reported on the Company’s Quarterly Result Report (Informação Trimestral de Resultado (ITR)) or other similar document, including, without limitation, the result (negative or positive, as the case may be), of exchange variation and hedge operations, and excluding Equity Interest; and

(e)	Equity Interest is defined for any period as the sum of all payments to shareholders of the Company or its consolidated subsidiaries (determined on a consolidated basis without duplication in accordance with Brazilian GAAP) which are characterized as interest on capital (Juros Sobre Capital Próprio).

A.	Calculation of EBITDA and Financial Expenses

The table below sets forth the Company’s calculation of EBITDA for the June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010 Quarterly Dates.

	For the Quarter Ended
	September 30, 2008		December 31, 2008		March 31, 2009		June 30, 2009		September 30, 2009		December 31, 2009		March 31, 2010
	(in millions of reais)
Net operating revenue	R$	2,980	R$	2,946	R$	2,768	R$	2,648	R$	2,807	R$	2,657	R$	2,638
Cost of sales and services		(1,504)		(1,611)		(1,499)		(1,533)		(1,525)		(1,349)		(1,246)

Gross profit		1,476		1,335		1,269		1,115		1,282		1,308		1,392
Selling expenses		(339)		(323)		(455)		(380)		(243)		(313)		(275)
General and administrative expenses		(318)		(336)		(295)		(314)		(335)		(491)		(459)
Other operating expenses(1)		(443)		(284)		(660)		(2,701)		(303)		(375)		(315)
Operating expenses		126		76		113		129		108		271		112

Operating income (loss) before financial expense, net		502		468		(28)		(2,151)		509		400		455
Financial expense, net		(141)		(140)		(87)		(27)		(98)		(69)		(59)

Operating profit (loss)		361		328		(115)		(2,178)		411		331		396
Financial Expenses		141		140		87		27		98		69		59
Depreciation and amortization		494		519		496		497		495		493		412

EBITDA for the quarter	R$	996	R$	987	R$	468		(1,654)		1,004		893		867

EBITDA (as defined)							R$	797	R$	805	R$	711	R$	1,110

(1)	Includes provisions for contingencies of:

•	R$142 million for the fiscal quarter ended September 30, 2008;

•	R$193 million for the fiscal quarter ended December 31, 2008;

•	R$505 million for the fiscal quarter ended March 31, 2009;

•	R$2,640 million for the fiscal quarter ended June 30, 2009;

•	R$51 million for the fiscal quarter ended September 30, 2009;

•	R$144 million for the fiscal quarter ended December 31, 2009; and

•	R$183 million for the fiscal quarter ended March 31, 2010.

The table below sets forth the Company’s calculation of Financial Expenses for the June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010 Quarterly Dates.

	For the Quarter Ended
	September 30, 2008		December 31, 2008		March 31, 2009		June 30, 2009		September 30, 2009		December 31, 2009		March 31, 2010
	(in millions of reais)
Financial expense, net (as reported)	R$	255	R$	385	R$	217	R$	314	R$	107	R$	221	R$	255
Equity Interest		—		—		—		—		—		—		—

Financial Expenses for the quarter	R$	255	R$	385	R$	217		314		107		221		255

Financial Expenses (as defined)							R$	1,171	R$	1,023	R$	859	R$	897

B.	Calculation of Interest Coverage Ratio

The table below sets forth the Company’s calculation of its Interest Coverage Ratio for the June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010 Quarterly Dates.

	As of
	June 30, 2009		September 30, 2009		December 31, 2009		March 31, 2010
	(in millions of reais)

EBITDA	R$	797	R$	805	R$	711	R$	1,110
Financial Expenses		1,171		1,023		859		897
Interest Coverage Ratio (1)		0.7x		0.8x		0.8x		1.2x

(1)	Represents EBITDA divided by Financial Expenses.

C.	Causes of Non-Compliance with Ratios and Basis for Belief that the Company will Comply with Ratios for Future Quarterly Dates

As described in the Company’s response in its letter dated December 4, 2009 to comment 4 of the Staff’s letter dated November 24, 2009, as the result of certain judicial decisions in 2009, the Company reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that the Company acquired in July 2000, from possible to probable. This reclassification resulted in the Company recording an additional provision in the second quarter of 2009 in the amount of R$1,153 million in connection with the proceedings based on an assessment made by internal and external legal counsel as a result of (i) a change in the estimate of the amount of the probable loss as a result of the March 30, 2009 ruling, and (ii) the change in likelihood of an unfavorable outcome to probable relating to the ruling that the Financial Interest Agreements are not subject to a statute of limitations.

In late 2009 and early 2010, with the assistance of its internal and external legal advisors, the Company reviewed the process it uses to estimate the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT. This review considered aspects of this process related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. As a result of this review, the provision for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT was increased by R$1,172 million. Because the information used to modify these estimates was available as of the original date of the issuance of the Company’s financial statements as of June 30, 2009, but had not been considered when calculating the estimate of probable loss as of that date, this additional provision was recorded in the Company’s financial statements for the fiscal quarter ended as of June 30, 2009 and the Company restated its interim financial statements as from that date.

In anticipation of the Company’s failure to achieve the Interest Coverage Ratio set forth in the JBIC Loan Agreement, the Company sought and obtained waivers of its non-compliance with this ratio as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. Because the Company believes that the additional provisions that it has recorded are not recurring events and therefore will not affect its EBITDA as calculated under the JBIC Loan Agreement for periods after March 31, 2010, the Company believes that it will comply with the covenants contained in the JBIC Loan Agreement for foreseeable future periods.

3.	Please provide for our review a draft of the disclosure discussion regarding the breaches of the covenants contained in the JBIC loan agreement and the waivers obtained that the Company expects to include in its discussion of liquidity and capital resources in Item 5. Operating and Financial Review and Prospects of its Form 20-F for the fiscal year ended December 31, 2009.

As requested by the Staff, set forth below is a draft of the disclosure that the Company expects to include in its discussion of liquidity and capital resources in Item 5. Operating and Financial Review and Prospects of its Form 20-F for the fiscal year ended December 31, 2009.

“Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Consolidated debt to consolidated EBITDA for the prior 12-month period less than or equal to 3.50 to 1.0 at the end of each fiscal quarter until maturity;

•

Consolidated EBITDA for the prior 12-month period to consolidated interest expense for the prior 12-month period greater than or equal to 2.25 to 1.0 at the end of each fiscal quarter until maturity; and

•	Consolidated debt to consolidated debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of each fiscal quarter until maturity.

As the result of Telemar’s acquisition of control of our company in January 2009, we changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of tax credits for the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), in order to align our policies with those of Telemar. These changes resulted in our recording additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively, in the second quarter of 2009.

In addition, as the result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we revised our estimate of the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT, considering aspects of the process we use to estimate the amount of provisions for civil contingencies related to the dates and discussions that guided the final decisions of the proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. As a result, the provision for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT was increased by R$2,325 million. For additional information regarding these suits, see “Item 8. Financial Information—Legal Proceedings—Civil Claims.”

As a result of these adjustments in our provision for contingencies, we did not comply with certain covenants set forth in (1) our debentures as of June 30, 2009, and (2) our debt instrument guaranteed by The Japan Bank of International Cooperation, or JBIC, as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios.

In anticipation of our failure to achieve the EBITDA to financial expenses ratio set forth in our debentures, in July 2009 we sought and obtained from the holders of our debentures modifications of the covenants contained in our debentures to reduce the EBITDA to financial expenses ratio from 1.95 to 0.95 effective June 30, 2009 and for subsequent fiscal quarters to and including the fiscal quarter ending on June 30, 2010. Following our subsequent review of the process we use to estimate the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT and because we believed that the additional provision to be recorded in the second quarter of 2009 as a result of this review would result in our failure to achieve the EBITDA to financial expenses ratio set forth in the amended covenants set forth in our debentures, in March 2010 we sought and obtained from the holders of our debentures modifications of the covenants contained in our debentures to eliminate our obligation to comply with the reduced EBITDA to financial expenses ratio for the fiscal quarter ended on June 30, 2009 and for subsequent fiscal quarters to and including the fiscal quarter ending on June 30, 2010. Because we believe that the additional provisions that we have recorded are not recurring events therefore will not affect our EBITDA as calculated under our debentures for periods after March 31, 2010, we believe that we will comply with the covenants under our debentures for foreseeable future periods.

In anticipation of our failure to achieve the consolidated EBITDA to consolidated interest expense ratio set forth in our debt instrument guaranteed by JBIC, we sought and obtained waivers of our non-compliance with this ratio as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. Because we believe that the additional provisions that we have recorded are not recurring events therefore will not affect our EBITDA as calculated under our debt instrument guaranteed by JBIC for periods after March 31, 2010, we believe that we will comply with the covenants contained in our debt instrument guaranteed by JBIC for foreseeable future periods.

Our debt instruments with BNDES also include financial covenants. Prior to November 2009, these covenants required our company to maintain certain financial ratios, which were measured on a semiannual basis in June and December. Noncompliance with these covenants for two consecutive semiannual periods would have constituted a default under these agreements. As of June 30, 2009, we were not in compliance with the EBITDA to Financial Expenses ratio contained in these agreements as a result of the recognition of additional provisions for contingencies described above. Because it was probable that we would not comply with this covenant on December 31, 2009, we sought and obtained a waiver from BNDES relating to the June 30 and December 31, 2009 non-compliance. As a result of amendments to these debt instruments in November 2009, the financial ratios contained in those covenants are measured based on the financial statements of TNL, our parent company. These covenants require TNL to maintain certain financial ratios, which are measured on a semiannual basis in June and December. Noncompliance with these covenants for two consecutive semiannual periods will constitute a default under these agreements. As of December 31, 2009, based on the financial statements of TNL, we were in compliance will all financial covenants included in our debt instruments with BNDES and we believe that we will comply with all financial covenants contained in our debt instruments with BNDES for foreseeable future periods.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.”

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Bayard de Paoli Gontijo
Bayard de Paoli Gontijo
Investor Relations Director
Brasil Telecom S.A.

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief
Melissa Hauber, Senior Staff Accountant
Securities and Exchange Commission